================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                SCHEDULE 13E-3

                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        SODEXHO MARRIOTT SERVICES, INC.
                               (Name of Issuer)

                        SODEXHO MARRIOTT SERVICES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
       Rights to purchase Series A Junior Participating Preferred Stock
                        (Title of Class of Securities)

                                  833793 10 2
                     (CUSIP Number of Class of Securities)
                               _________________

                             Robert A. Stern, Esq.
                   Senior Vice President and General Counsel
                        Sodexho Marriott Services, Inc.
                         9801 Washingtonian Boulevard
                            Gaithersburg, MD  20878
                                (301) 987-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)
                               _________________

                                  Copies to:


       Howard I. Flack, Esq.                         Thomas H. McCormick, Esq.
   Joseph G. Connolly, Jr., Esq.                       Thomas J. Plotz, Esq.
      Hogan & Hartson, L.L.P.                              Shaw Pittman
       555 13th Street, N.W.                            2300 N Street, N.W.
      Washington, D.C.  20004                         Washington, D.C.  20037
          (202) 637-5600                                  (202) 663-8000


  This statement is filed in connection with (check the appropriate box):

  a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [ ] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [ ]  None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

  Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation (1)                Amount of Filing Fee (2)
              $1,172,701,536                              $234,541
--------------------------------------------------------------------------------

(1) Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 36,646,923 shares of Common Stock, par value $1.00 per share (the "Shares" or the "Common Stock"), of Sodexho Marriott Services, Inc., at a purchase price of $32.00 per Share net in cash. Such number of Shares represents the 63,723,383 Shares outstanding and exercisable options to purchase 2,873,465 Shares, in each case, as of May 11, 2001, less the 29,949,925 Shares already beneficially owned by Sodexho Alliance, S.A.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X] Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $234,541
Form or Registration No.:       Schedule TO
Filing Party                    Sodexho Alliance, S.A.
Date Filed:                     May 17, 2001

================================================================================

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is filed by Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"), to purchase any and all of the outstanding shares of SMS Common Stock, $1.00 par value per share, along with their associated rights to purchase Series A Junior Participating Preferred Stock of SMS (the "Shares") at a purchase price of $32.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     This Schedule 13E-3 also relates to an Agreement and Plan of Merger dated as of May 1, 2001 among SMS, Sodexho and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into SMS (the "Merger"). Following the consummation of the Merger, SMS will continue as the surviving corporation and will be a direct wholly-owned subsidiary of Sodexho. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by SMS, Sodexho, Purchaser or any other subsidiary of Sodexho, which Shares shall be canceled and retired, and Shares held by stockholders who properly exercise their appraisal rights in accordance with all of the relevant provisions of
Section 262 of the DGCL) will be converted into the right to receive $32.00 in cash or any greater amount per share paid pursuant to the Offer (the "Merger Consideration").

     Concurrently with the filing of this Schedule 13E-3, SMS is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and Sodexho is filing a Tender Offer Statement on Schedule TO (the "Schedule TO"). A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1), a copy of the Offer to Purchase is attached as Exhibit (a)(1) to the Schedule TO and a copy of the Merger Agreement is attached as Annex A to the Offer to Purchase. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

     Certain sections contained in the Schedule 14D-9 and Offer to Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this
Schedule 13E-3 concerning SMS has been supplied by SMS and all information concerning Sodexho and the Purchaser has been supplied by Sodexho.


Item 1.  Summary Term Sheet.

     Item 1001

     The information contained in the section of the Offer to Purchase entitled "Summary Term Sheet" is hereby incorporated herein by reference.

Item 2.  Subject Company Information.

     Item 1002

     (a)-(b) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is hereby incorporated herein by reference.

     (c)-(d) The information contained in the section of the Offer to Purchase entitled "The Offer - Price Range of Shares; Dividends" is hereby incorporated herein by reference.

     (e) SMS has not made any underwritten public offering of Shares during the past three years.

     (f)        SMS has not purchased any Shares during the past two years.

Item 3.  Identity and Background of Filing Person.

     Item 1003

     (a), (c) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" and in Annex A attached hereto is hereby incorporated herein by reference.

     (b)        Not applicable.

Item 4.  Terms of the Transaction.

     Item 1004

     (a)(1) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "The Offer - Terms of the Offer; Expiration Date," "The Offer - Extension of Tender Period; Termination; Amendment; Subsequent Offering Period," "The Offer -Acceptance for Payment and Payment," "The Offer - Procedure for Tendering Shares," "The Offer - Withdrawal Rights," "The Offer -Certain United States Federal Income Tax Consequences" and "The Offer- Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" is hereby incorporated herein by reference.

     (a)(2)     Not applicable.

     (c)        Not applicable.

     (d) The information contained in the section of the Schedule 14D-9 entitled "Item 8. Additional Information - (b) Delaware General Corporation Law" is hereby incorporated herein by reference.

     (e) The information contained in the section of the Offer to Purchase entitled "The Offer - Certain Legal Matters; Regulatory Approvals" is hereby incorporated herein by reference.

     (f)        Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Item 1005

     (a)(1),(2) The information contained in sections of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Annex B - Information Statement Pursuant to
                Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" is hereby incorporated herein by reference.

     (b), (c) The information contained in the sections of the Schedule 14D-9 entitled "Item 2. Identity and Background of Filing Person," "Item 3. Past Contacts, Transactions, Negotiations and Agreements," "Item 4. The Solicitation or Recommendation" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

     (e) The information contained in the sections of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements," "Item 4. The Solicitation or Recommendation" and "Annex B - Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" is hereby incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     Item 1006

     (b) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger," "Special Factors - Plans for SMS After the Offer and the Merger; Certain Effects of the Offer" and "Special Factors - The Merger Agreement" is hereby incorporated herein by reference.

     (c)(1)-(8) The information contained in the sections of the Offer to
                Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger," "Special Factors - Plans for SMS After the Offer and the Merger; Certain Effects of the Offer," "Special Factors - The Merger Agreement," "The Offer - Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" and "The Offer - Dividends and Distributions" is hereby incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     Item 1013

     (a)-(c) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," and "Special Factors -Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger" is hereby incorporated herein by reference.

     (d) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Plans for SMS After the Offer and the Merger; Certain Effects of the Offer," "Special Factors - The Merger Agreement," "Special Factors - Appraisal Rights," "Special Factors - Interests of Certain Persons in the Offer and the Merger," "The Offer -Certain United States Federal Income Tax Consequences," "The Offer - Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" and "The Offer - Dividends and Distributions" is hereby incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     Item 1014

     (a), (b) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Background of the Offer" and "Special Factors -Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger" is hereby incorporated herein by reference.

     (c) Under the terms of the Merger Agreement, the transaction does not require approval of at least a majority of unaffiliated security holders.

     (d) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference. No unaffiliated representative was retained to act on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

     (e) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

     (f) No other firm offers to acquire SMS were received during the past two years.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     Item 1015

     (a)-(c) The information contained in the sections of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation," "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in Annex A to the Schedule 14D-9 and in the sections of the Offer to Purchase entitled "Special Factors - Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger" and "Special Factors - Opinion of Financial Advisor" is hereby incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

     Item 1007

     (a), (b) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.

     (c) The information contained in the section of the Offer to Purchase entitled "The Offer - Fees and Expenses" is incorporated herein by reference.

     (d)(1),(2) The information contained in the sections of the Offer to
                Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

     Item 1008

     (a) The information contained in Schedule II of the Schedule 14D-9 is hereby incorporated herein by reference.

     (b) The information contained in the section of the Schedule 14D-9 entitled "Item 6. Interest in Securities of the Subject Company" and in Schedule III of the Schedule 14D-9 is hereby incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

     Item 1012

     (d), (e) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

Item 13.  Financial Statements.

     Item 1010

     (a) The information contained in the section of the Offer to Purchase entitled "The Offer - Certain Information Concerning SMS" is hereby incorporated herein by reference. In addition, SMS's Consolidated Financial Statements on pages 25-50 of SMS's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, is hereby incorporated herein by reference.

     (b)        Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a), (b) The information contained in the section of the Schedule 14D-9 entitled "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

Item 15.  Additional Information.

     Item 1011

     (b) The information contained in the Schedule 14D-9, including all exhibits, schedules and annexes thereto, is hereby incorporated herein by reference.

Item 16.  Exhibits.

Exhibit
  No.                                       Description
-------                                     -----------
(a)(1)        SMS Solicitation/Recommendation Statement on Schedule 14D-9, filed with the
              Securities and Exchange Commission (the "SEC") on May 17, 2001 (incorporated by reference herein).
(a)(2)        Letter to the stockholders of SMS, dated May 17, 2001 (incorporated by reference to
              Exhibit (a)(1) to the Schedule 14D-9 filed by SMS with the SEC on May 17, 2001).
(a)(3)        Offer to Purchase, dated May 17, 2001 (incorporated by reference to Exhibit (a)(1) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(4)        Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(5)        Press Release issued by SMS on May 2, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed by SMS with the SEC on May 2, 2001).
(a)(6)        Press Release issued by Sodexho on May 2, 2001 (incorporated by reference to press release under cover of Schedule TO-C filed by Sodexho with the SEC on May 2, 2001)
(a)(7)        Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(8)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
              (incorporated by reference to Exhibit (a)(4) to the Schedule TO of Sodexho and the
              Purchaser filed with the SEC on May 17, 2001).
(a)(9)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO of
              Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(10)       Letter to Participants in SMS's Employee Stock Purchase Plan (incorporated by reference to Exhibit (a)(6) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(11)       Letter to holders of old Marriott International, Inc. certificates (incorporated by reference to Exhibit (a)(7) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(12)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
              (incorporated by reference to Exhibit (a)(8) to the Schedule TO of Sodexho and the
              Purchaser filed with the SEC on May 17, 2001).
(a)(13)       Summary advertisement dated May 17, 2001 (incorporated by reference to Exhibit (a)(9)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(14)       Complaint of Barry Feldman against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(11) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(15)       Complaint of Arthur Bieler against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(12) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(16)       Complaint of John McMullen against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(13) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(17)       Complaint of Margaret Alessi, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello, Pierre Bellon, Bernard Carton,
              Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance,
              S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(14)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(18)       Complaint of Sylvia Piven, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello, Pierre Bellon, Bernard Carton,
              Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance,
              S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(15)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(19)       Complaint of Audrey Goldberg against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(16) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(20)       Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(17) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).


(a)(21)       Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(18) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(22)       Complaint of C. Oliver Burt against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(19) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(23)       SMS's Consolidated Financial Statements on pages 25-50 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 filed with the SEC on November 13, 2000
              (incorporated by reference herein).
(c)(1)        Opinion of UBS Warburg, dated as of May 1, 2001 (incorporated by reference to Annex A of the Schedule 14D-9 filed by SMS with the SEC on May 17, 2001).
(c)(2)        Presentation of representatives of UBS Warburg to the Special Committee of the Board of Directors
              dated May 1, 2001.
(d)(1)        Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho, the Purchaser and
              SMS (included as Annex A of the Offer to Purchase, which is incorporated by reference to
              Exhibit (a)(1) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(d)(2)        Tax Sharing and Indemnification Agreement dated as of March 27, 1998, by and among, Marriott
              International, Inc., New Marriott, Inc. and Sodexho (incorporated by reference to Exhibit 9 of Amendment No. 1 to Sodexho's Schedule 13D filed with the SEC on April 15, 1998).
(d)(3)        Royalty Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated by reference to Exhibit 10.19 of SMS's Form 10-K/A filed with the SEC on April 30, 1998).
(d)(4)        Stockholder Agreement dated as of March 27, 1998 between SMS and Sodexho (incorporated by reference to Exhibit 3 of Sodexho's Schedule 13D filed with the SEC on April 6, 1998).
(d)(5)        Assistance Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(d)(6)        Sodexho Guaranty dated as of March 27, 1998 from Sodexho as Guarantor in favor of the Lender
              Parties referred to in the Credit Agreement referred to therein (incorporated by reference to
              Exhibit (d)(6) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(d)(7)        Guaranty fee letter dated as of March 27, 1998 between Sodexho and SMS (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(d)(8)        Confidentiality Agreement dated as of April 5, 2001 between Sodexho and SMS (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(f)           Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to
              Purchase).
(g)           None.


                                    Annex A


                    CURRENT SMS BOARD AND EXECUTIVE OFFICERS

     The SMS Board currently consists of eight members and SMS currently has fourteen executive officers. The name, age, citizenship, present principal occupation or employment and five-year employment history of each individual who is a director or executive officer of SMS is set forth below. None of the directors and officers of SMS listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the business address of each such person is c/o Sodexho Marriott Services, Inc., 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878. Unless otherwise indicated, each person listed below is a citizen of United States.

     William J. Shaw, age 55, has served as Chairman of the SMS Board since March 27, 1998. Mr. Shaw has served as President and Chief Operating Officer of Marriott International, Inc. ("Marriott International") since March 31, 1997, (including service in the same capacity with SMS's predecessor until March
1998). Mr. Shaw joined Marriott Corporation in 1974, was elected Corporate Controller in 1979 and a Vice President in 1982. In 1986, Mr. Shaw was elected Senior Vice President - Finance and Treasurer of Marriott Corporation. He was elected Executive Vice President of Marriott Corporation and promoted to Chief Financial Officer in April 1988. In February 1992, he was elected President of the Marriott Service Group, which then included Marriott International's Contract Service Group. Mr. Shaw was elected Executive Vice President and President - Marriott Service Group in October 1993. Mr. Shaw serves on the Board of Marriott International. He also serves as a trustee of the University of Notre Dame and the Suburban Hospital Foundation.

     Daniel J. Altobello, age 60, has served as a director of SMS since March 27, 1998. Since October 1, 2000, Mr. Altobello has been a private investor and active board member of several companies. From September 1995 until October 2000, Mr. Altobello was the Chairman of Onex Food Services, Inc., the parent corporation of Caterair International, Inc. and LSG/SKY Chefs, and the largest airline catering company in the world. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President, Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University, including service as Vice President, Administration Services. He is a member of the Board of Directors of American Management Systems, Inc., Colorado Prime Foods, Care First, Inc. of which he is non-executive chairman, Care First of Maryland, Inc., MESA Air Group, World Airways, Inc., First Union Realty Trust, Atlantic Aviation Holdings, Friedman, Billings and Ramsey Group, Inc., an advisory director of Thayer Capital Partners, and a trustee of Loyola Foundation, Inc., Mt. Holyoke College, Suburban Hospital Foundation, Inc. and the Woodstock Theological Center at Georgetown University.

     Pierre Bellon, age 71, has served as a director of SMS since March 27, 1998. Mr. Bellon is Chairman and Chief Executive Officer of Sodexho, a worldwide food and management services company, which he founded in 1966 and which has been listed on the Paris Bourse since 1983. In addition, he is Vice Chairman of the Mouvement des Entreprises de France (Confederation of French Industries and Services), Conseil National du Patronat Francais (Confederation of French Industries and Services), and from 1969-1979 was a member of the Conseil Economique et Social (Social and Economic Council) in France. Mr. Bellon also serves as a director of L'Air Liquide (an industrial gas company). Mr. Bellon is a citizen of France.

     Bernard Carton, age 67, has served as a director of SMS since March 27, 1998. Mr. Carton is Senior Vice President and Chief Financial Officer of Sodexho, a position he has held since he joined Sodexho in 1975. Prior to joining Sodexho, Mr. Carton held positions with several French and American companies, including Manpower, Inc. (Vice President, Finance for European Operations 1970-1975), Control Data Corporation (Vice President, Finance European countries 1962-1970) and General Electric Company (Engineer 1960-1962). Mr. Carton is a citizen of France.

     Edouard de Royere, age 68, has served as a director of SMS since March 27, 1998. Mr. de Royere is a director and Honorary Chairman of L'Air Liquide since 1997, and its former Chairman and Chief Executive Officer, a position he held from 1985 until his retirement in 1995. Prior to such time, Mr. de Royere served in various capacities at L'Air Liquide, including Vice President (1982-1985), Assistant Vice President (1980-1982), Assistant to the Chief Executive Officer
(1979) and General Counsel and Company Secretary (1967-1979). Mr. de Royere also serves as a director of Sodexho (a food management company), L'Oreal S.A. (a beauty and personal care company), Groupe Danone (a food and beverage company) and Solvay S.A. (a chemical and pharmaceutical company). Mr. de Royere is a citizen of France.

     Michel Landel, age 49, has served as President, Chief Executive Officer, and a member of the SMS Board since May 3, 1999. Mr. Landel joined Sodexho in 1984 as Chief Operating Manager for Eastern Africa, Libya and Algeria. He was promoted to President of Remote Site operations in Africa in 1986, where he served until his move to Sodexho's North American Operations. Mr. Landel served as President and Chief Executive Officer of Sodexho North America from 1989 to March 27, 1998. He was appointed an Executive Vice President of SMS as of March 27, 1998 and was also appointed President, Corporate Services, on June 16, 1998. From 1980 to 1984, Mr. Landel served as General Manager for the Poliet Group in France, a manufacturer and distributor of building materials. He began his career with Chase Manhattan Bank in France. At Chase, he worked within the accounting and control department for Europe, then started the company's Ivory Coast operations, becoming the first country operations manager for Chase. Mr. Landel is a citizen of France.

     John W. Marriott III, age 40, has served as a director of SMS since March 27, 1998. In March 2000, Mr. Marriott was named Executive Vice President, Sales and Marketing of Marriott International. From 1996 to March 2000, Mr. Marriott was the Senior Vice President of Marriott International's Mid-Atlantic Region in the Hotel Division. Mr. Marriott joined Marriott Corporation in 1986 as a Sales Manager and subsequently served as a Restaurant Manager and then a director of Food and Beverage. In 1989, Mr. Marriott served as Executive Assistant to the Chairman, J. W. Marriott, Jr., who is his father. He has also held positions as Director of Financial Planning, Hotel Director of Marketing, General Manager of the Crystal City Marriott, Director of Finance in Marriott International's Treasury Department, Director of Finance and Development at Host Marriott Corporation, and Vice President, Lodging Development for the Ritz-Carlton hotel brand. Since 1993, Mr. Marriott has been the Chief Executive Officer and President of JWM Family Enterprises, L.P., a partnership focused on hotel acquisitions and operations. Mr. Marriott is also a Director of Crestline Capital Corporation.

     Mary S. Metz, age 64, has served as a director of SMS since October 17, 2000, replacing Doctor R. Crants for the balance of his term. Since January 1999, Dr. Metz has been the President of the S.H. Cowell Foundation, having served on the Cowell Board of Directors since 1991. Dr. Metz is Dean Emeritus of University Extension, University of California at Berkeley after holding the title of Dean of University Extension, University of California at Berkeley from 1991 to 1998. Dr. Metz was President of Mills College in Oakland, California from 1981 until 1990. Dr. Metz is a member of the board of directors of Union BanCal, SBC Communications, Inc., Pacific Gas and Electric Corporation, Long's Drugstores, the S.H. Cowell Foundation, and the American Conservatory Theater.

     Stephen J. Brady, age 56, has served as Senior Vice President, Corporate Communications of SMS since March 1998. He previously served as Vice President of Marketing and Communications for Sodexho, USA, Inc. from February 1989 to March 1998.

     Rodney Bond, age 52, has served as President of SMS's School Services division since January 2001. He previously served as Senior Vice President of SMS's School Services division from 1990 to 2001.

     John M. Bush, age 46, has served as Senior Vice President and Chief Financial Officer of SMS since February 2000. He previously served as Senior Vice President, Finance and Planning for the Higher Education division of SMS since 1995. Mr. Bush began his career with SMS in 1976 as a Food Service Manager in the Higher Education division and became regional controller in 1989.

     William W. Hamman, age 60, has served as President, Education Services of SMS since March 1998 and has served as an Executive Vice President of SMS since May 1999. He previously served as President of the Marriott Education Services division of Marriott International, Inc. since 1990.

     Garry C. Knox, age 58, has served as President, Canada division of SMS since 1996.

     Ollie Lawrence, Jr., age 49, has served as Senior Vice President, Human Resources of SMS since April 2000. From 1996 to 1998, Mr. Lawrence served as Senior Vice President for Sodexho USA, Inc. and in 1998 he also founded his own company, "b michael" of New York City, New York were he served as President and CEO, until joining SMS in 2000. From 1978 to 1996, he served as Vice President, Human Resources for U.S. Airways, Inc., located in Arlington, Virginia.

     Richard Macedonia, age 57, has served as President, Health Care Services of SMS since March 2001. He previously served as the Eastern Division Vice President of Health Care Services of SMS since 1998. He also served as Senior Vice President, Business Development - Health Care Services of SMS from 1995 to 1998.

     Thomas M. Mulligan, age 49, has served as President, Corporate Services of SMS since May 1999. He previously served as Senior Vice President of the New England Corporate Services operations of SMS from 1993 to 1999.

     Emeka Okeani, age 46, has served as National Vice President, Laundry Services Division of SMS since October 1992.

     Bernard Royer, age 48, has served as Senior Vice President, Procurement and Distribution of SMS since April 2000. He previously served as Corporate Vice President of International Purchasing for Sodexho International Management since 1999. From 1990 to 1998, he served as Vice President of Purchasing for Sodexho USA, Inc.

     Robert A. Stern, age 42, has served as Senior Vice President and General Counsel of SMS since March 1998. He previously served as Associate General Counsel for Marriott International, Inc. since 1993.

     Philippe Taillet, age 41, has served as Senior Vice President and Chief Information Officer of SMS since July 2000. He previously served as Senior Vice President, Facilities Management of SMS from July 1999 to July 2000 and Senior Vice President, Strategic Planning of SMS from 1998 to 1999. He also served as Vice President of Corporate Strategy for Sodexho from 1995 to 1998.

     Susan H. Tatum, age 49, has served as Senior Vice President, Marketing of SMS since September 2000. From 1998 until 2000, Ms. Tatum held the position of Senior Vice President in the SMS Education Division. From 1995 to 1998, Ms. Tatum was Vice President, Operations and Communications, within the SMS Education division.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SODEXHO MARRIOTT SERVICES, INC.

                                    By: /s/ Robert A. Stern
                                        -------------------------------------
                                        Robert A. Stern
                                        Senior Vice President
                                        and General Counsel


Dated:  May 17, 2001


                                           EXHIBIT INDEX
Exhibit
  No.                                       Description
-------                                     -----------
(a)(1)        SMS Solicitation/Recommendation Statement on Schedule 14D-9, filed with the
              Securities and Exchange Commission (the "SEC") on May 17, 2001 (incorporated by reference herein).
(a)(2)        Letter to the stockholders of SMS, dated May 17, 2001 (incorporated by reference to
              Exhibit (a)(1) to the Schedule 14D-9 filed by SMS with the SEC on May 17, 2001).
(a)(3)        Offer to Purchase, dated May 17, 2001 (incorporated by reference to Exhibit (a)(1) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(4)        Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(5)        Press Release issued by SMS on May 2, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed by SMS with the SEC on May 2, 2001).
(a)(6)        Press Release issued by Sodexho on May 2, 2001 (incorporated by reference to press release under cover of Schedule TO-C filed by Sodexho with the SEC on May 2, 2001)
(a)(7)        Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the
              Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(8)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
              (incorporated by reference to Exhibit (a)(4) to the Schedule TO of Sodexho and the
              Purchaser filed with the SEC on May 17, 2001).
(a)(9)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO of
              Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(10)       Letter to Participants in SMS's Employee Stock Purchase Plan (incorporated by reference to Exhibit (a)(6) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(11)       Letter to holders of old Marriott International, Inc. certificates (incorporated by reference to Exhibit (a)(7) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(12)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
              (incorporated by reference to Exhibit (a)(8) to the Schedule TO of Sodexho and the
              Purchaser filed with the SEC on May 17, 2001).
(a)(13)       Summary advertisement dated May 17, 2001 (incorporated by reference to Exhibit (a)(9)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(14)       Complaint of Barry Feldman against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(11) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(15)       Complaint of Arthur Bieler against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(12) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(16)       Complaint of John McMullen against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(13) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(a)(17)       Complaint of Margaret Alessi, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello, Pierre Bellon, Bernard Carton,
              Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance,
              S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(14)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(18)       Complaint of Sylvia Piven, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello, Pierre Bellon, Bernard Carton,
              Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance,
              S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to Exhibit (a)(15)
              to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(a)(19)       Complaint of Audrey Goldberg against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(16) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(20)       Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(17) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).

(a)(21)       Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(18) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(22)       Complaint of C. Oliver Burt against William J. Shaw, Daniel J. Altobello, Pierre Bellon,
              Bernard Carton, Edouard de Royere, Michel Landel, John W. Marriott III, Mary S. Metz,
              Sodexho Alliance, S.A. and Sodexho Marriott Services, Inc. (incorporated by reference to
              Exhibit (a)(19) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(a)(23)       SMS's Consolidated Financial Statements on pages 25-50 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 filed with the SEC on November 13, 2000
              (incorporated by reference herein).
(c)(1)        Opinion of UBS Warburg, dated as of May 1, 2001 (incorporated by reference to Annex A of the Schedule 14D-9 filed by SMS with the SEC on May 17, 2001).
(c)(2)        Presentation of representatives of UBS Warburg to the Special Committee of the Board of Directors
              dated May 1, 2001.
(d)(1)        Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho, the Purchaser and
              SMS (included as Annex A of the Offer to Purchase, which is incorporated by reference to
              Exhibit (a)(1) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(d)(2)        Tax Sharing and Indemnification Agreement dated as of March 27, 1998, by and among, Marriott
              International, Inc., New Marriott, Inc. and Sodexho (incorporated by reference to Exhibit 9 of Amendment No. 1 to Sodexho's Schedule 13D filed with the SEC on April 15, 1998).
(d)(3)        Royalty Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated by reference to Exhibit 10.19 of SMS's Form 10-K/A filed with the SEC on April 30, 1998).
(d)(4)        Stockholder Agreement dated as of March 27, 1998 between SMS and Sodexho (incorporated by reference to Exhibit 3 of Sodexho's Schedule 13D filed with the SEC on April 6, 1998).
(d)(5)        Assistance Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(d)(6)        Sodexho Guaranty dated as of March 27, 1998 from Sodexho as Guarantor in favor of the Lender
              Parties referred to in the Credit Agreement referred to therein (incorporated by reference to
              Exhibit (d)(6) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on
              May 17, 2001).
(d)(7)        Guaranty fee letter dated as of March 27, 1998 between Sodexho and SMS (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Sodexho and the Purchaser filed with the SEC on May 17, 2001).
(d)(8)        Confidentiality Agreement dated as of April 5, 2001 between Sodexho and SMS (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Sodexho and the Purchaser filed with the
              SEC on May 17, 2001).
(f)           Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to
              Purchase).
(g)           None.
